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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934


                        Commission file number 1-13664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              The PMI Group, Inc. Savings and Profit-Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              The PMI Group, Inc.

                             601 Montgomery Street
                            San Francisco, CA 94111
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                              REQUIRED INFORMATION

Item 4.

a. The financial statements of The PMI Group Inc. Savings and Profit-Sharing Plan (also known as The PMI Group, Inc. 401(k) Plan) as of December 31, 2000 and 1999 and for the years then ended including: the statements of net assets available for benefits (modified cash basis), the statements of changes in net assets available for benefits (modified cash basis), and supplemental schedule (modified cash basis) of assets held for investment purposes as of December 31, 2000, are contained in Exhibit 1 to this Annual Report.

b.   Consent of Ernst & Young LLP, independent auditors, is contained in Exhibit
     2.1 to this Annual Report.

c.   Consent of Deloitte & Touche LLP, independent auditors, is contained in
     Exhibit 2.2 to this Annual Report.


                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   THE PMI GROUP, INC. SAVINGS AND
                                   PROFIT-SHARING PLAN


Date June 28, 2001                 /s/ John M. Lorenzen, Jr.
     -------------                 -------------------------
                                   John M. Lorenzen, Jr.

                                   Executive Vice President,
                                   Chief Financial Officer, and
                                   Plan Fiduciary